Exhibit 99.56

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

10th Floor – 595 Howe Street

Vancouver, British Columbia

Canada V6C 2T5

Item 2	Date of Material Change

February 4, 2021

Item 3	News Release

The press release attached as Schedule “A” was released on February 4, 2021.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 917-242-6549

E: michelamar@me.com

Item 9	Date of Report

February 4, 2021